SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 28, 2004	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Press Release

Contact:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD 886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. The Ruth Group David Pasquale +646-536-7006 dpasquale@theruthgroup.com

ChipMOS TECHNOLOGIES Prices US$75 Million of Convertible Senior Notes

Hsinchu, Taiwan, October 27, 2004 –ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today announced it has priced US$75 million of convertible senior notes due 2009. The transaction, which is subject to customary closing conditions, is expected to close on November 3, 2004. In addition, the Company has granted the bookrunner an option to purchase up to an additional US$10 million principal amount of the notes, exercisable until 30 days after the closing date.

The notes will be convertible into common shares of the Company at a conversion price of $7.85 per share, subject to adjustment under certain circumstances, and will accrue interest at an annual rate of 1.75 percent. The notes will mature in five years, subject to exercise of the issuer’s call option or holders’ put option.

The net proceeds of the offering will be used to fund capital expenditures and repay certain payables related to its operations in Mainland China and for general corporate purposes.

The notes and the common shares issuable upon conversion of the notes have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall it constitute an offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.